May 7, 2009

U.S. Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549

Re:	Northeast Automotive Holding, Inc.
Form 10-K for the fiscal year ended December 31, 2007
File No. 000-51997

Dear Mr. Jaramillo:

We are in receipt of your letter dated November 17, 2008 regarding the above referenced filing.  The following are our responses.

Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management’s Discussion and Analysis, page 10

1.	Please revise your filing to provide the information required by Item 303(a)(1) through (4) of Regulation S-K.

Answer:  We have filed an amended Form 10-K for the fiscal year ended December 31, 2007 providing the information required by Item 303(a)(1) through (4) of Regulation S-K

Form 10-Q for the quarterly period ended June 30, 2008

Financial Statements

Note 8 – Preferred Stock
Note 9 – Common Stock

2.
We note from your disclosure that on April 22, 2008 you entered into a Debt Exchange Agreement (the “Agreement”) with William Solko, your Chief Executive Officer.  Based on the terms of the Agreement you issued to Mr. Solko 10,000,000 shares of Series A Convertible Preferred Stock (“Series A Preferred”) in exchange for the forgiveness and cancellation of $100,000 of debt owed to Mr. Solko and the cancellation of 333,333 common shares (or 10,000,000 shares before the 1-for-30 reverse stock split) owned by Mr. Solko. In this regard, please provide us with a summary of the method(s) and assumptions used by you in determining the fair market value of the Series A Preferred.  Also, tell us how you accounted for the difference between (1) the sum of consideration you received (i.e. the sum of the fair market value of the canceled 333,333 common shares, or 10,000,000 shares before the 1-for-30 reverse stock split, and the $100,000 of debt owed to Mr. Solko) and (2) the fair market value of the 10,000,000 shares of Series A Convertible Preferred issued to Mr. Solko.  If no expense was recognized by you in connection with this transaction, please explain why.  We may have further comment upon receipt of your response.

Answer:  We have filed an amended Form 10-Q for the period ended June 30, 2008 with the following information in Note 9:

To determine the Fair Value of the Series A Preferred stock, the Company sets out to value each of the preferences of the Series A Preferred stock since there was no market for the Series A Preferred.

First preference:  (i) voting rights equal to 30 times the number of Common Stock votes.

A value can be associated to these voting rights when the Company, as a shell, would be worth about $100,000 especially in consideration of the $ 5,106,455 of liabilities at March 31, 2008 that would have to be taken over by any new owners.

Second preference: (ii) not entitled to receive dividends paid on the Common stock.

The Company believes this preference has no value.

Third preference: (iii) liquidation preference equals to eight times the sum available for distribution to Common stock holders.

The estimated maximum liquidation value would approximate the stockholders equity since any gross profit on liquidation of the inventory would be offset by operating and liquidating expenses.  With the deterioration of the used vehicle market during late 2007 and into 2008, the chances of a breakeven liquidation was extremely unlikely in the near future.  Since the preferred stock will automatically convert to common shares in a short three years, this liquidation preference right is of limited value especially to an already controlling shareholder.  The Company therefore places no value on this preference.

Fourth preference: (iv) automatically convert after three years to one share of Common stock.

The Company believes this preference has no value since it is a forced conversion at the same ratio as the voluntary conversion that is available after May 6, 2008.

The Fifth preference: (v) not to be subject to reverse stock splits and other changes to the Common stock capital of the Company and Sixth preference: (vi) convertible at the option of the holder after forty-five (45) days.

The exchange rate is one share of Common stock for each share of Preferred stock.

The book value of the underlying Common stock that the Series A Preferred stock is convertible into was estimated to be $378,545 at April 22, 2008 (estimated stockholders equity of $629,089 at April 22, 2008 divided by 16,618,586 shares times 10,000,000 shares). The fair value of the Common stock cancelled owned by Mr. Solko was $600,000 (10,000,000 shares returned to the Company times $0.06 market per share) and the loan forgiven by Mr. Solko was $100,000. The fair value of what Mr. Solko gave up was $700,000.

On April 22, 2008, the common stock of the Company was trading at $0.06 per share.

Since the restricted Preferred Stock has no trading market, the Preferred needs to be discounted by 30 to 40% for the $0.06 per share of freely trading Common stock which gives us $0.042 at 30% discount to $0.036 at 40% discount. But even if we used the Common stock value of $0.06 per share: Mr. Solko was trading more value ($700,000) {the 10,000,000 shares returned to the Company @ $0.06 plus the $100,000 debt forgiveness} for less value ($600,000) [ the preferred stock of 10,000,000 convertible to 10,000,000 common stock @ $0.06] provided the Company with $100,000 capital contribution.

As a result of the above analysis, no expense was recorded for this transaction because the fair value of the consideration given was equal to the fair value of the preferred stock received.

The Company acknowledges that:

●             The company is responsible for the adequacy and accuracy of the disclosure in the filing;

●             Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;  and

●             The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By: /s/ William Solko
William Solko
Chief Executive Officer